Mail Stop 6010


      December 6, 2005


Via U.S. Mail and Facsimile to (503) 721-1300

Michael K. Smith
Chief Financial Officer
NMHG Holding Co.
650 NE Holiday Street, Suite 1600
Portland, OR 97232


	Re:	NMHG Holding Co.
		Form 10-K for the Fiscal Year Ended December 31, 2004
		Filed March 15, 2005
	Form 10-Q for the Fiscal Quarters Ended March 31, 2005,
June 30, 2005 and September 30, 2005
      File No. 333-89248

Dear Mr. Smith:

      We have reviewed your response letter dated November 8, 2005 and subsequent filings and have the following additional comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



Form 10-K for the fiscal year ended December 31, 2004

Note 2. Significant Accounting Policies, page F-8

Revenue Recognition

1. Please refer to prior comment 1. Please explain the facts and circumstances of transactions where you retain title to products and record the sale at shipment. Your response should include the rights
and obligations of you and the distributor and why you believe revenue recognition is appropriate at shipment. Refer to Question 2 of SAB 104 in your response.

2. Explain in greater detail the annual return allowance. Tell us how these returns are estimated at the time of shipment. Explain if returns are for credit or if parts can be returned for cash. Indicate the percentages that may be returned annually and provide us with a schedule of the activity in the related reserve account, expressed in dollars, for each of the last three fiscal years. Relate these to dollar parts sales during the same periods. Also, tell us if there any limitations on the return of parts. That is, if parts of any age may be returned, it appears that you are at risk of a loss of utility in the goods as a result of physical deterioration, obsolescence, changes in price levels and other causes. Tell us how your accounting considers this risk.

Note 16. Equity Investments and Related Party Transactions, page
F-35

3. Please refer to prior comment 3. We have the following additional comments:

* Please tell us your policy for accounting for management fees from your parent company. We note that it is NACCO`s policy to charge fees for services provided by the corporate headquarters to its operating subsidiaries. Explain how your policy is consistent with your parent company`s policy and SAB Topic 1-B.
* We note the disclosure in Note 18 of NACCO`s Form 10-K for the period ended December 31, 2004, that during 2004 NACCO "elected to reduce the fees charged to NMHG in support of NMHG`s investment in new product development and related programs." Please reconcile this disclosure with your response.
* It appears that these fees in the past have historically included internal audit fees and "stewardship activities." Please tell us in greater detail why you believe that your historical income statement reflects all costs of doing business, including costs incurred by NACCO on your behalf if these fees are excluded in fiscal year 2004.
Refer to SAB Topic 1-B in your response.

We may have additional comments after reviewing your response.

	As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      You may contact Kevin Kuhar, Staff Accountant, at (202) 551-3662 or me at (202) 551-3554 if you have questions regarding these comments on the financial statements and related matters. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.




								Sincerely,



								Angela Crane
								Branch Chief

Michael K. Smith
NMHG Holding Co.
December 6, 2005
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